Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-182557

Southern California Gas Company

Final Term Sheet

September 8, 2014

3.15% First Mortgage Bonds, Series PP, due 2024

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated September 8, 2014 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 16, 2012 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company

Securities Offered:	3.15% First Mortgage Bonds, Series PP, due 2024

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2015

Coupon:	3.15% per annum, accruing from September 11, 2014

Maturity:	September 15, 2024

Yield to Maturity:	3.193%

Spread to Benchmark Treasury:	+ 72 basis points

Benchmark Treasury:	2.375% due August 15, 2024

Benchmark Treasury Yield:	2.473%

Optional Redemption Provision:	Prior to June 15, 2024, make whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) + 12.5 basis points. On and after June 15, 2024, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.634%, plus accrued interest, if any

Net proceeds:	Approximately $494.9 million, after deducting underwriting discounts but before deducting estimated offering expenses payable by Southern California Gas Company.

Trade Date:	September 8, 2014

Settlement Date:	September 11, 2014 (T+3)

CUSIP:	842434CM2

ISIN:	US842434CM29

Anticipated Ratings[1]:	Aa2 (stable) by Moody’s Investors Service

A+ (stable) by Standard & Poor’s Ratings Services

AA- (stable) by Fitch Ratings

Joint Book-Running Managers:	BNP Paribas Securities Corp.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Samuel A. Ramirez & Company, Inc.

UBS Securities LLC

Co-Managers:	Apto Partners, LLC

MFR Securities, Inc.

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, by calling Samuel A. Ramirez & Company, Inc. at 1-800-888-4086 or by calling UBS Securities LLC at 1-877-827-6444, ext. 561 3884.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.